UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

August 4, 2016

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

Piazzale Cadorna 3, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Notice is hereby provided that the required Form 3F under CONSOB Regulation no. 11971/1999 was filed by Luxottica Group S.p.A. to disclose the transactions set forth below which were executed during the month of July 2016. These transactions were carried out on the Mercato Telematico Azionario (MTA), organized and managed by Borsa Italiana S.p.A.

Trade date	Market	Type of Transaction (Purchase/Purchase)	Luxottica Group Shares Quantity	Currency	Average Price	Number of trades
July 1, 2016	MTA	Purchase	41,574	Euro	43.9989	182
July 4, 2016	MTA	Purchase	62,385	Euro	44.2718	282
July 5, 2016	MTA	Purchase	52,320	Euro	43.4576	179
July 6, 2016	MTA	Purchase	54,355	Euro	42.5822	312
July 7, 2016	MTA	Purchase	53,475	Euro	42.6790	224
July 8, 2016	MTA	Purchase	49,370	Euro	43.0431	161
July 11, 2016	MTA	Purchase	48,350	Euro	42.9504	133
July 12, 2016	MTA	Purchase	51,140	Euro	42.8758	119
July 13, 2016	MTA	Purchase	51,539	Euro	44.2817	132
July 14, 2016	MTA	Purchase	51,499	Euro	45.1567	134
July 15, 2016	MTA	Purchase	53,864	Euro	44.9249	155
July 18, 2016	MTA	Purchase	47,269	Euro	44.5229	127
July 19, 2016	MTA	Purchase	52,129	Euro	43.8648	109
July 20, 2016	MTA	Purchase	47,613	Euro	44.4603	138
July 21, 2016	MTA	Purchase	48,037	Euro	44.8396	115
July 22, 2016	MTA	Purchase	47,481	Euro	44.4112	102
July 25, 2016	MTA	Purchase	52,649	Euro	45.4373	237
July 26, 2016	MTA	Purchase	72,524	Euro	43.2951	167
July 27, 2016	MTA	Purchase	64,525	Euro	43.2807	239
July 28, 2016	MTA	Purchase	38,976	Euro	42.9650	132
July 29, 2016	MTA	Purchase	39,131	Euro	43.1367	162

July 2016 Summary

Purchases	Luxottica Group Shares Total Quantity	Total Number of Transactions
Purchases	1,080,205	3,541

-END-

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

	By:	/s/ MICHAEL A. BOXER
Date: August 4, 2016		MICHAEL A. BOXER
Group General Counsel